CMA Muni-State Municipal Series Trust
Series Number: 13
File Number: 811-5011
CIK Number: 810598
CMA Arizona Municipal Money Fund
For the Period Ending: 09/30/2000

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended September 30, 2000.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/17/2000	$ 2,600	Mesa Muni Development	4.25%	07/28/2000
05/05/2000	1,200	Mesa Muni Development	4.40	07/26/2000
05/17/2000	3,200	Mesa Arizona Auth Devp Corp.	4.55	08/21/2000
06/05/2000	1,700	Mesa Arizona Auth Devp Corp.	4.20	08/24/2000
07/28/2000	2,600	Mesa Muni Development	4.30	10/11/2000
08/24/2000	1,700	Mesa Arizona Auth Devp Corp.	4.20	10/20/2000

Last Updated on 11/28/2000
By Win95 User